5-29-02

COPY

REVISED

MINING LEASE AND OPTION TO PURCHASE

This Agreement is made by and between MARY BOUMA, a widow, ERICA ERICKSON, a married woman dealing with her sole and separate property, and WILLIAMS TOMS, an unmarried man ("OWNERS") and EMPEROR GOLD (U.S.) CORP., a Nevada corporation ("LESSEE"), with reference to the following facts and objectives:

Recitals

A. OWNERS own and possess the so-called Idaho-Maryland-Brunswick mining property in Nevada County, California, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), as described in Exhibit "A" attached hereto, and approximately 37 acres of land, with mineral rights, in the vicinity of the Brunswick Shaft, as described in Exhibit "B" attached hereto, all of which property is herein referred to as the "Brunswick Property."

B. OWNERS also own and possess certain additional property, comprising approximately 56 acres, lying westerly of the above mentioned Brunswick Property. Said additional property, referred to herein as the "BET Property", is that property described in Exhibit "C" attached hereto, excepting therefrom a portion, comprising approximately 3.93 acres, which is subject to the lease

referred to in Recital C herein.

C. The portion of the BET Property thus referred to is under an existing month-to-month lease, as set forth in a Hazardous Waste Indemnification Agreement dated April 26, 1995, between OWNERS, as Landlord, and Karen Warnke, as Tenant (hereinafter referred to as the "Warnke Agreement"), a copy of which is attached hereto as Exhibit "D". The property referred to in said Agreement is described in Exhibit "E" attached hereto.

D. The parties hereto have heretofore entered into a Mining Lease and Option to Purchase dated August 18, 1993, granting to LESSEE the exclusive right to explore, develop, mine and mill ore on the Brunswick Property, and further granting to LESSEE the exclusive option to purchase said Property, said agreement having been amended by an Addendum dated January 12, 1998, a Second Addendum dated March 17, 1998, and a Third Addendum dated February 18, 2000.

E. LESSEE is in substantial default of its obligations relating to rent, royalty, option payments and property taxes under said Lease and Option.

F. The parties now desire that said Lease and Option be further amended by extending its term; by including the above mentioned additional property but reserving therefrom an easement, as hereinafter described, for the benefit of other property owned by LESSORS, and granting to LESSEE an option to purchase all of the leased property, together with the portion of the BET Property leased to Warnke; and by incorporating other agreed modifications as reflected herein. If the Warnke Agreement is in effect at the time the option to purchase is exercised, the purchase shall be subject to said Agreement and shall include all

rights of OWNERS, as Landlord, under said Agreement.

G. In order to effectuate the above mentioned amendments as embodied herein, the parties desire to enter into this Revised Mining Lease and Option to Purchase, which shall entirely restate the Lease and Option dated August 18, 1993, and all addenda thereto.

NOW, THEREFORE, it is agreed as follows:

1. Leased Property. OWNERS hereby lease to LESSEE, and LESSEE hires and takes from OWNERS, upon the terms and conditions herein set forth, all of the real property described in Exhibits "A" and "B" attached hereto, and also the property described in Exhibit "C" hereto, excepting the portion described in Exhibit "E" hereto, together with all appurtenances.

2. Lease Term. The term of this lease, as extended, shall be five (5) years, commencing on June 1, 2002, and ending at midnight on May 31, 2007; provided, however, that LESSEE shall have the right to terminate this lease pursuant to pararaph 26 herein.

3. Use of Leased Property. Subject to the limitations affecting the mineral rights described in Exhibit "A" hereto, the leased property shall be used for the following mining purposes. LESSEE shall have the right to explore for, develop, mine, mill and remove all valuable ores and minerals, and all water; to make geological investigations and surveys; to drill on the property by any means; to mine underground; to process, concentrate,

treat, and sell or otherwise dispose of all ores, concentates, mineral bearing earth and rock and other products derived from the property; and to construct and install on the property all buildings and facilities required for the successful development and operation of the Idaho Maryland Mine, including but not limited to laboratory and assay facilities, storage facilities for waste rock, tailings, fuel, lubricants and reagents, facilities for crushing, sampling and metalurgical processing, and facilities for the treatment of mine water. The leased property shall be used for no other purpose without the prior written consent of OWNERS, which consent shall not be unreasonably withheld. Nothing in this paragraph shall be construed as a representation by OWNERS that any of the above mentioned uses, or any other use of the property, is permitted under land use laws and regulations or is sanctioned by governmental authority.

4. Cross-Mining and Co-Mingling. It is understood and agreed that the Brunswick Property can be mined in connection with

other lands in the vicinity. LESSEE shall have the right to cross and recross the boundary lines of the property in connection with exploration or mining operations on other lands.

5. Settlement Re LESSEE'S Defaults. As a compromise of its monetary delinguencies involving rent, royalty, option payments and property taxes, LESSEE shall pay to OWNERS the sum of $139,000.00, payable in installments as follows: $16,000.00 on May 31, 2002; $28,000.00 on August 1, 2002; and $95,000.00, on December 1, 2002.

6. Production Royalty. In the event that LESSEE shall undertake the production of valuable minerals from the leased property prior to its exercise of the option to purchase the property, LESSEE shall pay to OWNERS, so long as this lease is in effect, a royalty on such production equal to three percent (3%) of the net smelter returns. The term "net smelter returns" shall mean the total amount paid by smelters and other purchasers for all ores (including, without limitation, gold, tungsten and water) and concentrates derived from the property, less any smelter charges and penalties, costs of transportation from the property to the smelter, and any taxes levied on the mineral production (other than federal and state income taxes).

7. Accounting and Payment of Royalty. Production royalty shall be paid monthly. Upon the commencement of production, LESSEE shall deliver to OWNERS, within thirty (30) days after the end of each calender month, a production statement setting forth a compu-

cation of the net smelter returns and production royalty for the preceding month, and said statement shall be accompanied by LESSEE's payment of the amount thus shown to be due.

8. Inspection and Audit of Records and Accounts. LESSEE agrees to keep in its office in Nevada County, California, full and true records and accounts reflecting all of its mining, milling and shipping operations. Separate records shall be kept for any ore and minerals extracted from sources other than the Brunswick Property, in order to account for all production royalties payable to OWNERS. OWNERS at their expense shall have the right, either personally or through a qualified CPA of their choice, to inspect, copy and audit such records and accounts; provided, however, that such inspections may not be made more often than once in every 30-day period. All such records shall be preserved by LESSEE and subject to inspection for a period of five (5) years.

9. Conduct of Work and Compliance with Laws. LESSEE shall perform all mining operations in accordance with good, workmanlike and minerlike practices, and shall comply with all laws and regulations affecting the leased property and its condition, sanitation, safety, occupation and use, including, without limitation, all laws and regulations pertaining to hazardous materials as applicable to the leased property and LESSEE's operations thereon.

10. LESSEE's Investigation. LESSEE acknowledges that none of the OWNERS, nor any person acting in their behalf, has made any representation or warranty, express or implied, either orally or in

writing, concerning the leased property, including but not limited to such matters as the quantity of the land and location of its boundaries, topography, drainage, geological or soil conditions, flood zones, the suitability of the property for any use, environmental hazards, and the nature and extent of any zoning or land use laws and regulations applicable to the property; and LESSEE further acknowledges that it has made, or will make, its own independent investigation of all such matters.

11. Condition of Property. LESSEE agrees that the leased property is now being leased, and if the option to purchase is exercised will be purchased, in an "as is" condition, with all existing faults and conditions, including any hazardous materials that may be located on, under or about the property, whether known or hereafter discovered. LESSEE acknowledges that it has carefully investigated the past uses of the property and is aware of the potential effect of such uses with regard to the contamination of soil and water.

12. Notice to LESSEE Re Hazardous Materials. Notice is hereby given to LESSEE, pursuant to Section 25359.7 (a) of the California Health and Safety Code, that the leased property has heretofore been used for extensive mining activities and as tailing sites in connection with the operation of the Idaho Maryland Mine; that a portion of the property will require a Preliminary Endangerment Assessment under the oversight of the California Environmental Protection Agency, Department of Toxic Substance Control, in order

to determine the nature and extent of any contamination, and that remediation or removal may also be required; and that under date of March 17, 1996, OWNERS received notice from the Department of Toxic Substance Control that said matter will remain in the Department's database and will be addressed by the Department in accordance with its prioiry relative to other sites. LESSEE acknowledges that all of OWNERS records and files pertaining to the above matters are open to inspection and copying by LESSEE.

LESSEE is further notified that for many years a sawmill has been operated on that portion of the leased property covered by the above mentioned Warnke Agreement and is still in operation, with a potential for causing soil and water contamination.

LESSEE further acknowledges that it has received from OWNERS copies of maps, drawings, reports and other informational documents pertaining to the prior workings, as well as the present condition of the leased property, including, without limitation, a Report on Geology and Structure of Idaho-Maryland Mine, dated August, 1948, by Alan M. Bateman; a Technical Assessment of the Idaho-Maryland Mine, dated May, 1991, prepared by James Askew Associates, Inc.; a Report of Mine Water Quality Studies, Phase 1a of the Permitting Study for Mine Dewatering and Exploration at the Idaho-Maryland Mine, dated May, 1991, by Condon Earth Technologies, Inc.; and a report on the mine water at the Union Hill Shaft prepared by Vector Engineering.

OWNERS shall have no liability with regard to the existing condition of the leased property. LESSEE shall at its sole cost bear all responsibility for compliance with all legal requirements pertaining to hazardous materials, including any requirements for soil testing, clean-up, remediation, removal or other corrective actions, and LESSEE hereby releases OWNERS from any and all claims of whatever kind or nature resulting from, or in any way connected with, the environmental condition of the property.

13. <u>**Definition of "Hazardous Materials"**</u>. The term "hazardous materials", as used herein, shall mean any hazardous waste or hazardous substance as defined in any federal, state or local statute, ordinance, rule or regulation aplicable to the leased property, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (United States Code, Title 42, Sections 9601-9662), the Resource Conservation and Recovery Act (United States Code, Title 42, Sections 6901-6992k), the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health and Safety Code, Sections 25300-25395) and the Hazardous Waste Control Law (California Health and Safety Code, Sections 25100-25250.25). "Hazardous materials" shall also include asbestos and asbestos-containing materials, radon gas and petroleum or petroleum fractions, whether or not defined as hazardous waste or hazardous substance in any such statute, ordinance, rule or regulation.

14. <u>Notice to OWNERS Re Environmental Matters</u>. LESSEE shall give OWNERS immediate notice of (a) any enforcement, remediation, or other regulatory action taken or threatened by any governmental agency or authority having jurisdiction over LESSEE or the leased property in connection with the presence, release, or threatened release of any hazardous materials on, under, about or from the leased property; (b) any demand or claim made by any third party against LESSEE or the leased property relating to any claim, liability, loss, damage or injury resulting from the presence, release, or threatened release of any hazardous materials on, under, about or from the leased property; and (c) all incidents and matters of which LESSEE is required to give notice to any governmental agency or authority pursuant laws and regulations relating to hazardous materials.

15. <u>Indemnification of OWNERS</u>. LESSEE agrees to indemnify OWNERS and hold them harmless from and against any and all costs, damages, claims and liabilities, including reasonable attorney fees, forseeable or unforseeable, directly or indirectly arising from any release, treatment, use, generation, storage or disposal of hazardous materials on, under, about or from the leased property at any time before the close of escrow (whether or not then known or discovered) or after the close of escrow, including, without limitation (a) the cost of any required or necessary remediation or removal of such hazardous materials; (b) the cost of repairs to improvements on the leased property or surrounding properties neces-

sitated by such remediation or removal; (c) the cost of any testing, sampling or other investigation; and (d) the cost of preparing remediation plans, or other required plans, undertaken prior to such remediation or removal.

16. Permits; Reclamation and Peformance Bonds. LESSEE shall at its expense obtain and keep current all federal, state and county permits, and all reclamation and performance bonds required for its operations.

17. Commencement of Production. LESSEE agrees to use all commercially reasonable efforts (a) to obtain all governmental and regulatory permits required to bring the Brunswick Property into production and (b) to commence production with five (5) years from the date hereof.

18. LESSEE'S Installations. LESSEE shall have the right to install, maintain, replace and remove during the term of this lease any and all mining machinery, equipment, tools and facilities which it may desire to use in connection with its mining activities on the leased property. Upon the expiration or earlier termination of this lease, LESSEE shall have a period of one hundred eighty (180) days within which to remove such property, and any property not so removed shall belong to OWNERS; provided, however, that OWNERS, at their option, may require that all such property be removed by LESSEE at its expense.

19. Inspection of Property. OWNERS and their authorized agents shall be permitted to enter upon the leased property at all

reasonable times at their own risk and expense for the purpose of inspection, but shall do so at such times and in such manner as not to interfere unreasonably with LESSEE'S operations. In the interest of safety, OWNERS or their authorized agents shall give notice to LESSEE prior to their entry upon the property.

20. Mechanics Liens. LESSEE shall pay the cost of all works of improvement as defined in the California Mechanics Lien Law in effect at the time such work of improvement shall commence, and shall not suffer or permit to be enforced against the leased property any mechanics, materialman's, contractor's or subcontractor's lien, or any other lien, arising out of such work of improvement. LESSEE shall give OWNERS written notice of any such work of improvement at least ten (10) days prior to the commencement of such work, and OWNERS shall have the right to post and maintain on the property such notices of non-responsibility as are provided by law. LESSEE may in good faith contest the validity of any asserted lien, provided that LESSEE has furnished a surety bond as required by Section 3143 of the California Civil Code or by any comparable statute hereinafter enacted. In the event that the property is subjected to any mechanics lien which is not disputed in good faith by LESSEE, OWNERS shall have the right to pay and satisfy the same, in which case LESSEE shall be obligated to reimburse OWNERS, upon demand, the amount thus expended by OWNERS, plus interest thereon at the current legal rate from the date such expense was incurred to the date of payment. LESSEE agrees to

indemnify OWNERS and save them harmless from, and defend them against, all loss and liability, and all costs and expenses, including attorney's fees, which may be incurred by OWNERS as a result of such matters.

21. Utilities. LESSEE shall pay, when due, all charges for water, gas, electricity, telephone, waste disposal and all other utility services supplied to LESSEE on the leased property. LESSEE'S obligation under this paragraph shall include all taxes, service fees, special charges and assessments attributable to the business conducted on the premises made by any governmental authority for the purpose of defraying the cost of waste disposal, such as the cost of providing landfill and waste treatment facilities.

22. **Real Property Taxes.** OWNERS shall pay, when due, all real property taxes levied and assessed upon the leased property, and, as additional consideration for the option to purchase, LESSEE shall reimburse OWNERS for the amounts thus paid, such reimbursement to be made within ten (10) days after OWNERS give written notice of such payment by delivering to LESSEE a receipted copy of the tax bill. As taxes for the current tax year, LESSEE shall reimburse OWNERS in the sum of $12,240.00, payable on May 31, 2002.

23. **Personal Property Taxes**. LESSEE shall pay, when due, all taxes levied and assessed on its machinery, equipment, tools and other personal property, as well as any leasehold improvements placed upon the leased property.

24. Indemnification. OWNERS shall not be liable to LESSEE or to any other party or person whomsoever for any damage to or

loss of property, or for injury to or death of any person, arising out of or resulting from the use, non-use, occupancy or condition of the leased property during the term of this lease, except for such damage, loss, injury or death caused by the gross negligence or willful misconduct of OWNERS, and LESSEE agrees to indemnify OWNERS and save them harmless from, and defend them against, all such damage, loss and liability, and all claims therefor, and all costs and expenses, including attorney's fees, which may be incurred as a result of such matters.

25. Liability Insurance. LESSEE shall at its expense procure and maintain through the term of this lease a policy of comprehensive broad form public liability and property damage insurance, issued by a carrier licensed in California and satisfactory to OWNERS, with a single combined liability limit in such amount as OWNERS may from time to time reasonably require, but not less then Two Million Dollars ($2,000,000.00), insuring against liability to the public arising out of LESSEE'S use and occupancy of the leased premises and appurtenances. OWNERS shall be named as additional insureds. LESSEE shall furnish OWNERS with a certificate of such insurance, which shall include a provision requiring the insurance carrier to notify OWNERS in writing at least ten (10) days prior to any cancellation or material modification of the policy. Should LESSEE fail to provide such insurance, OWNERS shall have the right to obtain the same, in which case LESSEE agrees to pay to OWNERS, upon demand, the cost thereof, together with inter-

est thereon at the then legal rate from the date such cost was incurred to the date of payment.

26. Termination of Lease. LESSEE shall have the right to terminate this Agreement at any time by giving OWNERS written notice of such termination at least ninety (90) days prior to the termination date, and OWNERS shall have the right to terminate this Agreement in the event of LESSEE's default, as provided in paragraph 27 herein. In either case, OWNERS shall retain all royalty and option payments previously made by LESSEE; and LESSEE shall be liable, without proration, for unpaid royalty and option payments, as well as other monetary amounts, which become due prior to the termination date. In addition, LESSEE shall peaceably surrender possession of the leased property to OWNERS; shall pay the cost of removing its machinery, equipment, tools and facilities if required by OWNERS pursuant to paragraph 18 herein; shall fulfill any obligation for reclamation; and shall deliver to OWNERS, at LESSEE'S cost, copies of all informational documents and materials, such as maps, drilling records, assay and sampling returns, metallurgical tests and production data, accumulated by LESSEE, showing the nature, location and results of its exploratory, development and production activities hereunder.

27. Default of LESSEE. The occurrence of any of the following events shall constitute a default and breach of this lease by LESSEE:

(a) Failure of LESSEE to make, when due, any option or royalty payment, or to reimburse OWNERS for real property taxes on

the leased property, or to make any other payment required to be made hereunder.

(b) Failure of LESSEE to comply with any of the covenants, terms or conditions of this lease required to be observed or performed by LESSEE, other than a monetary obligation as provided in subparagraph (a) hereinabove, if such default is not cured within a reasonable time after OWNERS give written notice thereof to LESSEE specifying the nature of the default.

(c) The purported assignment of this Agreement, or any interest therein, which does not comply with the provisions of paragraph 30 herein.

(d) The purported sublease by lessee of a portion of the leased property.

(e) The appointment of a receiver to take possession of LESSEE'S assets (except a receiver appointed at OWNERS' request), a general assignment of LESSEE'S assets for the benefit of LESSEE'S creditors, or the filing by or against LESSEE of any petition under the Bankruptcy Act or other insolvency law.

(f) Abandonment of the leased property.

28. Remedies of OWNERS. In the event that LESSEE shall be in default under this lease or breach any of the provisions hereof, OWNERS may exercise any and all legal and equitable remedies available to them by reason of such default, or breach, including the right to terminate this Agreement and the right of re-entry, as provided in Section 791 of the California Civil Code. All remedies of OWNERS shall be cumulative, and resort to any one remedy shall not preclude any other.

29. Force Majeure. If LESSEE is prevented by force majeure from the timely performance of any obligation hereunder, except the payment of money, the failure of performance shall be excused and the time for performance shall be extended for an additional period equal to the duration of the force majeure. Upon the occurrence of any force majeure, LESSEE shall promptly notify OWNERS, and shall likewise give prompt notice of the termination of the force majeure. LESSEE shall use reasonable diligence to remedy a force majeure, but shall not be required to contest the validity of any law or regulation or any action or inaction of civil or military authority

"Force majeure" means any cause beyond LESSEE'S reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit or other authorization that may be required to conduct operations on, or in connection with, the leased property; interference with mining operations by a lessee of oil or gas under the property; unusually severe weather; mining casualty, unavoidable mill shutdown; damage to or destruction of mine plant or facility; fire; explosion; flood; insurrection; riot; labor disputes; inability after diligent effort to obtain workmen or material; delay in transportation; and acts of God; but excepting any obligation to pay money.

30. Assignment or Subletting. LESSEE shall not assign or transfer this Agreement, or any interest therein, whether voluntarily or involuntarily or by operation of law, without the prior

written consent of OWNERS, which consent shall not be unreasonably withheld; provided, however, that OWNERS hereby give such consent to an assignment made by LESSEE (a) to North American Gold Corporation, a Nevada corporation, in connection with a joint venture between LESSEE and said other party, or (b) to a domestic corporation wholly owned by LESSEE. Any assignment thus made hereunder must embrace the entire Agreement--that is, it must apply to all of the leased property, together with the option to purchase all of said property. Consent to one assignment shall not be deemed to be a consent to any subsequent assignment. No assignment shall be effective unless and until the assignee shall, concurrently with such assignment, execute and deliver to OWNERS a written instrument whereby the assignee expressly assumes and agrees to perform all remaining obligations of LESSEE hereunder. Such assignment shall not release LESSEE from any liability hereunder, but LESSEE shall remain liable as a principal, and not as a guarantor or surety, for the performance of all of the terms and conditions of this Agreement.

Any sublease of the leased property is prohibited.

Any purported assignment which does comply with the foregoing provisions, and any purported sublease of the leased property, shall be null and void and shall constitute a material default under this Agreement.

31. <u>Option to Purchase</u>. In consideration of the covenants herein contained and the option payments herein required, OWNERS hereby grant to LESSEE the exclusive right and option to purchase

all of the leased property, as well as the parcel now subject to the Warnke Agreement, for the price and upon the terms and conditions herein set forth. As consideration for said option, LESSEE shall pay to OWNERS the following non-refundable amounts: $9,000.00 on each of the following dates-- May 31, 2002, August 1, 2002 and December 1, 2002; $19,500.00 quarterly on the first business day of each of the following months--February, 2003, May, 2003, August, 2003, and November, 2003; and $25,500.00 quarterly on the first business day of each if the same months during the years 2004, 2005, 2006 and 2007; provided, however, that the obligation for such payments shall cease upon the the expiration of this lease or its earlier termination through exercise of the option to purchase.

32. Exercise of Option. Provided that LESSEE is not then in default, the option to purchase may be exercised by giving OWNERS written notice of LESSEE'S election to purchase the leased property at least sixty (60) days prior to the expiration of this lease. The option shall be deemed to be exercised on the date such notice is mailed or personally served in accordance with paragraph 40 herein.

33. Escrow. Upon the exercise of the option to purchase, the parties shall promptly open an escrow with Inter-County Title Co., Nevada City, California, or other mutually acceptable title company, and shall promptly execute all escrow instructions and appropriate documents, and do all things required, in order to consummate the purchase and sale. The escrow shall close within sixty (60) days after its opening date. The premium for title insur-

ance, escrow fees, transfer taxes, charges for document preparation, recording fees and any other escrow expenses shall be borne by the parties in equal shares.

34. Purchase Price. In the event the option to purchase is exercised during the lease year commencing January 1, 2002, the price for the leased property shall be $4,350,000.00. For succeeding lease years in which the option may be exercised, that price shall be increased by three percent (3%) each year. All royalty payments shall be applied as a credit on the purchase price, but option payments shall not be so applied. The price shall be payable through said escrow either in lump sum or, at the option of LESSEE, as follows: a sum equal to twenty percent (20%) of said price as a down payment, with the balance payable in three (3) equal annual installments, commencing one (1) year after the close of escrow, plus interest on unpaid principle, payable annually with each principal payment, at a rate determined by adding two percent (2%) to the prime rate in effect on the date on which the option is exercised. The obligation for the deferred balance of the price shall be evidenced by an Installment Note - Interest Extra, and the Note shall be secured by a first Deed of Trust on the Property, said instruments to be in the standard forms currently used Title Company; provided, however, that said Note shall include a provision allowing the prepayment of principal at any time and in any amount without premium or penalty.

35. Title. The minerals and mineral rights described in Exhibit "A" hereto shall be conveyed to LESSEE by a Quitclaim Deed,

without warranty, express or implied. Title to the remaining property shall be conveyed by a Grant Deed and shall be insured by a CLTA standard form policy of title insurance in a reasonable amount to be specified by LESSEE but not less than the amount owing to OWNERS as specified in the above mentioned Note and Deed of Trust. The policy shall insure LESSEE and OWNERS, as their interests appear, that title is vested in LESSEE subject only to the purchase money Deed of Trust, current non-delinquent real property taxes and assessments, and covenants, conditions, restrictions, rights, rights of way and easements now of record or hereafter placed or suffered to be placed of record by LESSEE.

In addition, title to the BET Property shall be subject to an easement, fifty (50) feet wide, for emergency fire access by governmental authority, and for the installation, maintenance and replacement of underground conduits and related faciliies for supplying public utilities, including but not limited to water, sewer and gas. Said easement shall be appurtenant to certain land of OWNERS adjacent to the BET Property, comprising approximately 54 acres, now designated Assessor's Parcel Nos. 9-560-05, 10, 31, 32, 33, 34, 35, 37, 38 and 39, and each and every part thereof, and each and every part into which the same may hereafter be divided as to ownership. The general location of said easement is shown on Exhibit "G" attached hereto. The parties hereto agree that the route of the easement thus shown is subject to reasonable alteration at the option of OWNERS.

36. <u>Delivery of Data</u>. In the event that the leased property is purchased by LESSEE, OWNERS shall deliver to LESSEE the originals of all maps, deeds, and other documents in OWNERS' possession pertaining to the title, boundaries, prior workings and history of the property.

37. <u>OWNERS' Representations and Warranties</u>. OWNERS represent and warrant to LESSEE as follows:

(a) OWNERS have full power, capacity and authority to enter into this Agreement.

(b) The performance of this Agreement by OWNERS will not conflict with, or result in the breach of, any other agreement to which any of the OWNERS is a party or by which any of the OWNERS may be bound, and to the best of OWNERS' knowledge, such performance will not violate any judgment, decree, order, rule or regulation of any court or administrative body by which OWNERS are bound, or any statute or regulation applicable to OWNERS.

(c) To the best of OWNERS' knowledge, there is no litigation or administrative proceeding now pending or threatened, pertaining to the use, operation, development, condition or improvement of the leased property, or any right, title or interest in the property excepting the Preliminary Endangermemt Assessment referred to in paragraph 12 herein and any pending matters in which LESSEE is a party.

(d) To the best of OWNERS' knowledge, all necessary filings have been made to comply with applicable federal, state and local laws and regulations; all required taxes and other government charges have been paid; and OWNERS have not received any notice of any tax default or readjustment.

38. LESSEE'S Representations and Warranties. LESSEE represents and warrants to OWNERS as follows:

(a) LESSEE is a corporation duly organized and existing and in good standing under the laws of the State of Nevada, with all corporate powers necessary to enter into this Revised Mining Lease and Option to Purchase.

(b) The execution and delivery of this instrument has been duly authorized by the corporation's Board of Directors, and said instrument constitutes a valid and binding obligation of the corporation enforceable in accordance with its terms.

39. Attorney's Fees. In the event that either party shall bring suit, at law or in equity, to enforce any of the terms, covenants or conditions of this Agreement or for a declaration of rights hereunder, the prevailing party shall be entitled to recover from the other party, in addition to court costs, a reasonable sum as attorney's fees, to be fixed by the court.

40. Notices. All notices required or which may be given under this Agreement shall be in writing, and shall be given by registered or certified mail addressed to the parties at their respective addresses set forth below (or such other addresses as may be substituted therefore by notice given hereunder), or in lieu of such mailing, by personal service. Notice to OWNERS shall be given to each and all of them. All notices so given by mail shall be deemed to have been given on the date of mailing.

The notices shall be addressed as follows:

TO OWNERS:

MARY BOUMA
P.O. Box 2403
Grass Valley, CA 95945

WILLIAM TOMS
3961 DeSabla Drive
Cameron Park, CA 95682

ERICA ERICKSON
353 Clay Street
Nevada City, CA 95959

TO LESSEE:

EMPEROR GOLD (U.S.) Corp.
1400-570 Granville Street
Vancouver, B.C.
Canada V6C 3P1

41. Payments. All payments required to be made by LESSEE to OWNERS pursuant to this Agreement shall be made by wiring the funds to OWNERS' account number 0153021191, tracking number 12114021812-87, at Westamerica Bank, 10375 Brunswick Road, Grass Valley, CA, 95945, or to such other account as may be designated by OWNERS from time to time. Payments shall be deemed to have been made on the date such funds are credited to OWNERS' account.

42. Non-Waiver. The failure of OWNERS to enforce any provision of this Agreement shall not be deemed to be a waiver of any other provision hereof, and OWNERS' waiver of any term, covenant or condition herein contained shall not be deemed to be a waiver of any subsequent breach of such term, covenant or condition. The acceptance of production royalty, option payment, reimbursement for taxes, or other payment by OWNERS shall not be deemed to be a waiver of any preceding default by LESSEE of any term, covenant or condition, regardless of OWNERS' knowledge of such preceding default at the time of the acceptance of such payment.

43. Quitclaim Deed. Concurrently with the execution of this Agreement and as a condition precedent to its effectiveness, LESSEES shall execute and deliver to OWNERS a recordable Quitclaim Deed, in the form of Exhibit "F" attached hereto. OWNERS shall be entitled to record said Deed (a) upon the expiration of this Agreement, (b) upon the termination of this Agreement by LESSEE pursuant to paragraph 26 herein, or (c) upon the termination of this Agreement by OWNERS pursuant to paragraph 27 herein.

44. Entire Agreement. This instrument contains the entire agreement between the parties, and any modification of the Agreement shall be ineffective unless it is in writing and signed by the party against whom it is sought to be enforced.

45. Dollar Amounts. All dollar amounts mentioned in this Agreement are understood to be United States dollars.

46. Memorandum of Lease and Option. This Agreement shall not be recorded by either party; however, LESSEE shall be entitled to record a Memorandum of this Revised Mining Lease and Option to Purchase, in a form satisfactory to OWNERS, and OWNERS agree to execute such a document upon LESSEE's request.

47. Successors in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, assigns and successors in interest, but nothing in this paragraph shall be construed as modifying the provisions of paragraph 30 herein.

48. Time is of the Essence. Time is of the essence of this Agreement and each and all of its provisions.

49. Governing Law and Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of California applicable to contracts entered into and to be fully performed within California by California residents, and the courts of that State shall have exclusive jurisdiction of any action brought by either party hereto for enforcement of this instrument.

Executed in duplicate this 29th day of May, 2002.

Mary Bouma MARY BOUMA	EMPEROR GOLD (U.S.) CORP., a Nevada corporation,
Erica Erickson ERICA ERICKSON	By F.A. Lang Its President
William Toms WILLIAM TOMS	By ________ Its Secretary
OWNERS	LESSEE

49. Governing Law and Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of California applicable to contracts entered into and to be fully performed within California by California residents, and the courts of that State shall have exclusive jurisdiction of any action brought by either party hereto for enforcement of this instrument.

Executed in duplicate this 29th day of May, 2002.

Mary Bouma MARY BOUMA	EMPEROR GOLD (U.S.) CORP., a Nevada corporation,
Erica Erickson ERICA ERICKSON	By F.A. Lang Its President
William Toms WILLIAM TOMS	By [signature] Its Secretary
OWNERS	LESSEE

EXHIBIT "A"

Parcel No. 1: All of Owners' right, title and interest in and to the minerals and mineral rights as described in Parcels 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 of that certain Quit Claim Deed dated June 10, 1963, recorded June 12, 1963, in Book 337, at Page 175 et seq., Official Records of Nevada County, California.

EXPRESSLY EXCEPTING THEREFROM all property and rights described or referred to in the last two paragraphs on page 21 of the above mentioned Quit Claim Deed. (No surface rights whatever, and no personal property or improvements, if any, located upon the surface, are included in the above described Parcel No. 1).

ALSO EXCEPTING THEREFROM (without limiting the generality of the provisions set forth in the description of Parcel 1 as contained in the above mentioned Quit Claim Deed) the surface to a depth of 200 feet of all that portion of Section 26. Twp. 16 N., R. 8 E., M.D.M., as described in the deed dated October 2, 1964, executed by Sum-Gold Corporation, Inc. to William Ghidotti et ux., recorded October 5, 1964, in Book 366, at Page 212 et seq., Official Records of Nevada County, California.

Parcel No. 2: All mineral, metal matter and rock located below a depth of 200 feet of the surface, with the right to extract and remove said mineral, metal matter and rock from any depth up to 200 feet of the surface, without disturbing the surface, of Lots 1, 2, 3, 4, 5 and 8 as shown upon the Subdivision Map of BET ACRES, No. 85-7, filed in the Office of the County Recorder, Nevada County, California, on February 24, 1987, in Book 7 of Subdivisions, at Page 75 et seq.

EXCEPTING THEREFROM the right of the surface owners of Lots 1 through 5, inclusive, of said BET ACRES, to take water from existing or future wells below 200 feet.

<u>EXHIBIT "D"</u>

Lots 6 and 7 as shown upon the Subdivision Map of BET ACRES, No. 85-7, filed in the Office of the County Recorder, Nevada County, California, on February 24, 1987, in Book 7 of Subdivisions, at Page 75 et seq.

RESERVING THEREFROM a non-exclusive easement 20 feet wide for roadway and utility purposes, lying within Lots 6 and 7 of BET ACRES, the northerly and northeasterly line of which is identical to the line common to Lots 6, 7 and 8 of BET ACRES and is described as follows:

Beginning at the most westerly corner of Lot 8, being in the south line of East Bennett Road; thence South 65 deg. 15' 02" East, 136.46 feet; thence South 87 deg. 59' 31" East 179.39 feet; thence South 42 deg. 42' 19" East 205.31 feet to the end of this easement.

TOGETHER WITH a non-exclusive easement 40 feet wide for roadway and utility purposes, lying within Lot 8 of BET ACRES, the southerly and southwesterly line of which is identical to the line common to Lots 6, 7 and 8 of BET ACRES and is described as follows:

Beginning at the most westerly corner of Lot 8, being in the south line of East Bennett Road; thence South 65 deg. 15' 02" East 136.46 feet; thence South 87 deg. 59' 31" East 179.39 feet; thence South 42 deg. 42' 19" East 205.31 feet to the end of this easement.

ALSO RESERVING THEREFROM a non-exclusive right of way for ingress, egress and utility purposes described as beginning at a point from which the most westerly corner of that certain parcel of land conveyed to William Ghidotti and Marian Ghidotti, recorded in Book 337 at page 173, Official Records of Nevada County, bears S. 42° 52' West, 274.32 feet; thence from said point of beginning, N. 42° 52' East, 109.38 feet to a point in Union Hill Road; thence S. 47° 08' East, 60.00 feet along Union Hill Road; thence S. 42° 52' W., 57.40 feet; thence N. 88° 02' W., 79.38 feet to the point of beginning, as granted in the deed executed by William Ghidotti et ux to Grass Valley Investment Co., a limited partnership, and James A. Hunt, recorded Nov. 18, 1966, in Book 411, at page 495, Nevada County Records.

EXHIBIT "B" (Cont'd)

ALSO TOGETHER WITH a non-exclusive right of way, for ingress, egress and utility purposes, described as follows:

Beginning at a point from which the most westerly corner of that certain parcel of land conveyed to William Ghidotti and Marian Ghidotti, recorded in Book 337 at page 173, Official Records of Nevada County, bears South 42° 52' West 353.70 feet; thence from said point of beginning South 42° 52' West 263.70 feet; thence North 62° 57' West 62.36 feet; thence North 42° 52' East 228.72 feet; thence South 88° 02' East 79.38 feet to the point of beginning, as granted in the Easement Deed recorded in Book 411, at page 496, Nevada County Records, executed by Grass Valley Investment Co., a limited partnership, to William Ghidotti and Marian Ghidotti, his wife.

All that portion of Section 26, Township 16 North, Range 8 East, M.D.M., Nevada County, California, more particularly described as follows:

PARCEL ONE, commencing at a point from which the center section corner of said Section 26, as marked by a ¾ inch diameter iron pipe marked L.S. 2202, bears the following 16 consecutive courses, to wit; N77°48'41"W 93.93', S15°00'35"W 38.79', S80°39'00"W 3.17', S76°40'00"W 36.53', S70°57'00"W 57.96', S58°38'00"W 51.33', S78°50'00"W 46.34', N89°52'00"W 34.11, N78° 30'00"W 32.18', S85°38'00"W 21.28', S83°21'00"W 12.18', N80°00'00"W 110.50', S71°30'00"E 137.90', S18°30'00"W 990.00', N71°3200"W 58.68' and S01°27'25"E, 146.05', and running thence from said point of commencement leaving the southerly right-of-way-line of Idaho Maryland Road S12°18'32"E 214.91', S74°00'00"E 400.00', N66°02'41"E 441.69' to a point on the westerly right-of-way line of Centennial Drive, thence N08°45'00"W 266.52' to a curb return to the left of a radius of 20.00', thence along said curve through an arc of 95°56'21" for a distance of 33.49' to a point on the southerly right-of-way line of Idaho Maryland Road, thence along said right-of-way line S75°18'39"W 536.80' to a point on a curve concave to the north of a radius of 532.00' with a radial bearing of N14°51'35"W, thence along said curve through an arc of 27°03'37" for a distance of 251.26' to the point of beginning, containing 5.50 acres as near as may be.

PARCEL TWO, commencing at a point from which the center section corner of said Section 26, as marked by a ¾ inch diameter iron pipe marked L.S. 2202, bears the following three consecutive courses, to wit; S18°30'00"W 86.11, N71°32'00"W 58.68' and S01°27'25"E, 146.05', and running thence from said point of commencement S43°16'11"E 352.42', S84°17'01"E 478.48',S77°24'58"E 1,289.51', N39°14'00"E 325.43', N05°58'19"W 376.18', N13° 36'00"W 332.70', N07°20'44"W 304.52', S41°02'00"W 321.69', N48°58'16"W 60.00' to a curb return concave to the west of a radius of 20.00'with a radial bearing of S44°41'27"E, thence along said curve northerly through an arc of 94°16'49" for a distance of 32.91' to the end thereof, thence along Centennial Drive N48°58'16"W 278.98" to the beginning of a curve to the right of a radius of 235.00', thence along said curve through an arc of 40° 13'16" for a distance of 164.97', thence leaving said Centennial Drive S66° 02'41"W 441.69', N74°00'00"W 400.00', N12°18'32"W 214.91' to a point on Idaho Maryland Road, thence along said Road N77°48'41"W 93.93', thence leaving said road S15°00'35"W 38.79', S80°39'00"W 3.17', S76°40'00"W 36.53', S70°57'00"W 57.96', S58°38'00"W 51.33', S78°50'00"W 46.34', N89°52'00"W 34.11, N78°30'00"W 32.18', S85°38'00"W 21.28', S83°21'00"W 12.18', N80°00'00"W 110.50', S71°30'00"E 137.90', S18°30'00"W 903.89' to the point of beginning, containing 50.84 acres as near as may be.

Exhibit "C"

HAZARDOUS WASTE INDEMNIFICATION AGREEMENT

This Hazardous Waste Indemnification Agreement, is made this 26th day of April, 1995, between Mary Bouma, Erica Erickson, and William Toms, hereinafter called Landlord and Karen Warnke, hereinafter called Tenant.

Landlord hereby agrees to continue to lease to Tenant those certain premises (the "Leased Premises") now occupied by the Hap Warnke Mill located at 10344 Centennial Drive in Grass Valley, California for $250 per month. In consideration thereof, Tenant hereby agrees to the following terms, covenants and conditions.

1. Hazardous Waste. Tenant shall not, during the term of the lease, at any time cause, permit or suffer any Hazardous Waste (defined below) to be in, on or in the groundwater of, the Leased Premises. The term "Hazardous Waste," as used herein, means any substance, material or other thing regulate by or pursuant to any federal, state or local statute or ordinance by reason of its potential for harm to human health or the environment because of its flammability, toxicity or corrosiveness.

2. Conduct of Tenant's Business. Tenant shall, at all times during the term hereof, conduct at its sole cost, Tenant's business on the Leased Premises pursuant to all lawfully required governmental permits and in strict compliance with all federal, state, and local statutes, ordinances and regulations applicable to Tenant's business (collectively "Applicable Laws"), including but not limited to Applicable Laws concerning the handling, manufacturing, fabrication, transporting, discharging and disposing of any waste including, Hazardous Waste. Tenant's failure , for any reason, to comply with this paragraph shall constitute a material breach of this Lease.

3. Condition of Premises. Upon termination of this Lease for any reason, Tenant shall return and leave the Leased Premises in a usable and lawful fashion. Any materials used in Tenant's business shall be removed at Tenant's expense. Any materials including, but not limited to, lumber, wood chippings and wood waste, materials used to maintain Tenant's equipment, and Tenant's equipment shall be removed at Tenant's expense.

4. Indemnity. Tenant shall indemnify, defend with counsel selected by Landlord, protect and hold harmless, Landlord, its partners, employees, agents, and successors in ownership of the Leased Premises (collectively "Indemnified Parties") from against all claims, actual damages (including without limit special and consequential damages), punitive damages, injuries, costs, response costs, losses, demands, debts, liens, liabilities, causes of action, suits, legal and administrative proceedings, interest, fines, charges, penalties and expenses of any kind whatsoever paid, incurred or suffered by an Indemnified Party, or asserted against the Leased Premises, directly or indirectly arising from or attributable to:

a) any breach by Tenant of any of its agreements or representations set forth herein, or

A.W. BEESON & ASSOCIATES, INC.
Land Surveying and Consulting Forestry

220 Church Street Nevada City, California 95959 Phone (916) 265-5489

August 29, 1996

DESCRIPTION: Warnke Mill Site Exception, 3.93 Acres.

FOR: Erica Erickson

All that portion of the North 1/2 of Section 26, Township 16 North, Range 8 East, M.D.M., described as follows:

Beginning at the intersection of the south line of Idaho Maryland Road as described in that Grant Deed to the County of Nevada, filed in Book 835 at Page 107, Official Records and the west line of Centennial Drive as described in that Offer of Dedication to the City of Grass Valley filed as Document 86-11654, Nevada County Records, from which the northeast corner of said Section 26 bears the following two two courses, North 75°20'44" East, 82.49 feet and North 41°52'58" East, 1696.96 feet; THENCE FROM SAID POINT OF BEGINNING, along the west line of Centennial Drive the following two courses, along a curve to the right with a radius of 20.00 feet, through a central angle of 95°54'16", for an arc distance of 33.48 feet and South 8°45'00" East, 266.78 feet; thence, South 65°00'00" West, 280.00 feet; thence, North 74°00'00" West, 400.00 feet; thence, North 13°58'25" West, 137.39 feet to a point in the south line of Idaho Maryland Road, thence along said south line the following two courses, along a curve to the left with a radius of 530.00 feet, through a central angle of 6°42'09", for an arc distance of 62.00 feet and North 75°20'44" East, 563.61 feet to the point of beginning.

A. W. Beeson
A. W. Beeson, L.S. 3224

LICENSED LAND SURVEYOR ALLAN W. BEESON No. 3224 STATE OF CALIFORNIA

Exhibit "E"

b) any repair, cleanup, remediation, detoxification, closure or preparation and implementation of any plan therefor undertaken by any Indemnified Party concerning Hazardous Waste on, under or about the Leased Premises if the presence of such Hazardous Waste is attributable in any way to Tenant's business.

The foregoing indemnity shall include without limit attorneys', engineers', consultants' and expert witness fees and costs incurred in defending against any of the foregoing or in enforcing this indemnity and any diminution in the value of the Leased Premises. The foregoing indemnity shall apply whether acts of any Indemnified Party are undertaken because of proceedings initiated by any federal, state or other government authority or by any private legal person(s). The foregoing indemnification shall survive the termination of this Lease.

The foregoing is agreed to by:

Mary Bouma [signature]
Mary Bouma

Erica Erickson [signature]
Erica Erickson

William Toms [signature]
William Toms

Karen Warnke [signature]
Karen Warnke, an Individual

RECORDING REQUESTED BY AND
WHEN RECORDED MAIL TO:

MARY BOUMA et al.
P.O. Box 2403
Grass Valley, CA 95945

The undersigned grantor(s) declare(s):
Documentary transfer tax is $ None
( ) computed on full value of property conveyed, or
( ) computed on full value less value of liens and encumbrances remaining at time of sale.

QUITCLAIM DEED

For no consideration, EMPEROR GOLD (U.S.) CORP., a Nevada corporation, does hereby remise, release and forever quitclaim to MARY BOUMA, a widow, Erica Erickson, a married woman as her sole and separate property, and WILLIAM TOMS, an unmarried man, each as to an undivided one-third (1/3) interest, as tenants in common, the following described real property in the unincorporated area of Nevada County, California:

See Exhibits "A", "B" and "C" attached hereto
and made a part hereof
(Assessor's Parcel Nos. 9-630-24, 27, 30, 31;
9-550-32, 37, 38, 40; and 9-560-36)

Dated: May 29, 2002

EMPEROR GOLD (U.S.) CORP.,
a Nevada corporation

By [signature]
Its President

By____________________
Its Secretary

MAIL TAX STATEMENTS TO ABOVE ADDRESS

Exhibit "F"

RECORDING REQUESTED BY AND
WHEN RECORDED MAIL TO:

MARY BOUMA et al.
P.O. Box 2403
Grass Valley, CA 95945

The undersigned grantor(s) declare(s):
Documentary transfer tax is $ None
( ) computed on full value of property conveyed, or
( ) computed on full value less value of liens and encumbrances remaining at time of sale.

QUITCLAIM DEED

For no consideration, EMPEROR GOLD (U.S.) CORP., a Nevada corporation, does hereby remise, release and forever quitclaim to MARY BOUMA, a widow, Erica Erickson, a married woman as her sole and separate property, and WILLIAM TOMS, an unmarried man, each as to an undivided one-third (1/3) interest, as tenants in common, the following described real property in the unincorporated area of Nevada County, California:

See Exhibits "A", "B" and "C" attached hereto
and made a part hereof
(Assessor's Parcel Nos. 9-630-24, 27, 30, 31;
9-550-32, 37, 38, 40; and 9-560-36)

Dated: May 29, 2002

EMPEROR GOLD (U.S.) CORP.,
a Nevada corporation

By________________
Its President

By________________
Its Secretary

MAIL TAX STATEMENTS TO ABOVE ADDRESS

Exhibit "F"



P12
P13
PROPOSED 50' RIGHT-OF WAY
SCALE 1'=300'

Exhibit "G"

CRANMER ENGINEERING, INC. 1188 EAST MAIN STREET GRASS VALLEY, CALIF.

B. E. T.

PROPOSED RIGHT-OF WAY